Exhibit 99.2

CAPITALIZATION

The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2023 prepared on the basis of International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which, for the period presented, are in conformity with IFRS as published by the International Accounting Standards Board (“IASB”). See Note 2.2 to the consolidated financial statements for the three years ended December 31, 2022 included in Orange’s Annual Report on Form 20-F and Note 2.1 to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 and 2023.

At June 30,
(in millions of euros)	2023

(A) Current Financial Liabilities (1) (including short term portion of long term financial liabilities) that are:
Guaranteed (1)	2
Secured (2) (3), of which € 1,503 million pursuant to IFRS 16	2,395
Unguaranteed/Unsecured	5,990
Total current financial and lease liabilities	8,388

Current Financial Liabilities	6,885
Of which total current financial liabilities related to telecommunications activities	5,711
Of which total current financial liabilities related to Orange Bank activities, excluding € 2,188 million client deposits	1,183
Elimination of current financial liabilities between Telcos and Orange Bank activities	(10)
Current lease liabilities as accounted for pursuant to IFRS 16	1,503

(B) Non-current Financial Liabilities (1) (excluding short term portion) that are:
Guaranteed (1)	21
Secured (2) (4), of which € 7,097 million pursuant to IFRS 16	7,978
Unguaranteed/Unsecured (5)	31,294
Total non-current financial and lease liabilities	39,292

Total Non-current Financial Liabilities	32,195
Of which total non-current financial liabilities related to telecommunications activities	32,091
Of which total non-current financial liabilities related to Orange Bank activities	131
Elimination of non-current financial liabilities between Telcos and Orange Bank activities	(27)
Non-current lease liabilities as accounted for pursuant to IFRS 16	7,097

(C) Minority Interests (excluded from net income):	2,808

(D) Equity attributable to shareholders of Orange S.A. (excluding net income):
Share capital (6)	10,640
Other Reserves (7)	19,869

Equity attributable to equity holders of Orange S.A. (excluding net income) (5)	30,509

Capitalization (A + B + C + D)	80,997

(1)	Neither Orange nor its subsidiaries have financial indebtedness guaranteed by third parties outside of Orange.
(2)

Does not include certain financial debt, comprised of asset or mortgage-backed securities with respect to which either Orange SA or any of its subsidiaries has given pledges, guarantees, privileges or other security interests.

(3)

Includes Orange Bank's current liabilities for a total of € 967 million, comprised of targeted longer-term refinancing operations with the European Central Bank and repurchase agreement (repo) operations with banks.

(4)	A significant portion thereof corresponds to cash collateral for derivatives.

Orange SA has received €811 million in deposit as cash collateral. Orange has concluded agreements with various financial counterparts that may impose a daily settlement corresponding, subject to threshold conditions, to the variation in the market value of these instruments (mark to market). Orange has issued debt securities in foreign currencies (USD, CHF, GBP, HKD, NOK) that it has generally swapped for euro.

(5)	On September 4, 2023, Orange issued its inaugural Sustainability-Linked Bond for a total amount of €500 million.
(6)	No additional new shares have been issued since June 30, 2023.
(7)	Other reserves include reserves with respect to issue premiums, conversions, gains (losses) registered directly in shareholders' equity and accumulated reserves (losses).